SEC File No. 70-8369




                          SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D. C.  20549








                               CERTIFICATE PURSUANT TO

                                       RULE 24

                               OF PARTIAL COMPLETION OF

                                     TRANSACTIONS







                               GPU INTERNATIONAL, INC.
                                      GPU, INC.





                          SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

          ________________________________________
                                                  :
                    In the Matter of              :
                                                  :
          GPU INTERNATIONAL, INC.,                :
          GPU, INC.,                              :  Certificate Pursuant
                                                  :  to Rule 24 of Partial
                    SEC File No. 70-8369          :  Completion of
          (Public Utility Holding Company Act     :  Transactions
            of 1935)                              :
          ________________________________________:


          TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:



                    The   undersigned,   GPU   International,  Inc.   ("GPU

          International") (formerly Energy Initiatives, Inc.) and GPU, Inc.

          ("GPU")(formerly General Public Utilities Corporation), do hereby certify, pursuant to Rule 24 of the General Rules and Regulations under  the  Public Utility  Holding  Company  Act of  1935,  that certain  of  the transactions  proposed  in  the Application,  as amended,  filed in SEC File No. 70-8369, have been carried out in accordance with the terms and conditions of, and for the purposes requested in,  said Application and pursuant  to the Commission's

          Order dated May 17, 1994, and  Supplemental Orders dated December

          1,  1994 and September 15, 1995, with respect to said Application as follows:

                    During the  period July  1, 1996 through  September 30,

          1996, the following letters of  credit were outstanding under the

          Credit  Agreement,   dated  as of  December  12, 1994,  among GPU

          International, the  banks named  therein, and Citibank,  N.A., as

          Agent.







                    A.   Letters  of  Credit.     On February  26,  1996, a

          letter of  credit in  the face  amount of  $30,000 was issued  to support a bid for a 500 MW coal-fired  generating plant in Punjab

          State, India.  The letter of credit carries a fee equal to 1/2 of

          1  percent per  annum  of the  face amount,  plus  a .10  percent fronting fee, and expires on May 26, 1997.

                    On December 8,  1995, a  letter of credit  in the  face

          amount of $1,788,850 was issued.   The letter of credit carries a

          fee equal to 1/2 of 1 percent  per annum of the face amount, plus a .10 percent  fronting fee, and expires on December 8, 1996. The purpose  of  the letter  of credit  is  to support  Polsky Energy

          Corp's  (PEC)  commitment  to  construct a  236  MW  cogeneration facility  pursuant to  its power  sales agreement  with Wisconsin

          Public  Service Co.   GPU International  is the  joint developer,

          along with PEC, of this project.



                    B.   Borrowings.     There  were  no  GPU International

          borrowings  outstanding during  the period  July 1,  1996 through

          September 30, 1996.
























                                      SIGNATURE



               PURSUANT TO  THE REQUIREMENTS OF THE  PUBLIC UTILITY HOLDING

          COMPANY  ACT OF 1935, THE  UNDERSIGNED COMPANIES HAVE CAUSED THIS

          STATEMENT  TO  BE  SIGNED  ON  THEIR  BEHALF BY  THE  UNDERSIGNED

          THEREUNTO DULY AUTHORIZED.

                                        GPU INTERNATIONAL, INC.



                                        By: /s/ B. L. Levy
                                            B. L. Levy, President



                                        GPU, INC.



                                        By: /s/ T. G. Howson
                                           T. G. Howson, Vice President
                                           and Treasurer



          Dated: October 10, 1996